United States securities and exchange commission logo





                             June 21, 2024

       Mark White
       President and Chief Executive Officer
       Nexalin Technology, Inc.
       1776 Yorktown
       Suite 550
       Houston, TX 77056

                                                        Re: Nexalin Technology,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 14, 2024
                                                            File No. 333-279684

       Dear Mark White:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 14,
2024

       General

   1. We note your response to our prior comment 1. Please revise to address the following comments:

                                                              We note your
revised disclosure that you    expect a portion of [y]our revenues will be
                                                            derived from China
through the Joint Venture.    Please revise to expand your
                                                            disclosure relating
to your Joint-Venture related revenue, including the proportion of your revenue that
was derived through your Joint Venture during the 2023 fiscal year and the quarterly
period ended March 31, 2024; and

                                                              We note your
statement in your response that 70.5% of the company   s revenue was
                                                            derived from sales
in Oman and 29.5% of the quarterly revenue came from U.S. sales
 Mark White
Nexalin Technology, Inc.
June 21, 2024
Page 2
          during the first fiscal quarter of 2024. We also refer to your disclosure on page 8 that
          The Sultanate of Oman   s Ministry of Health granted the approval for
the distribution
          of your Gen-2 device in March 2024 and that you commenced sales of your device in
          Oman in the first quarter of 2024. Please revise to specify when you obtained approval for distribution of your Gen-2 device in March 2024 and when you commenced sales of your device in Oman.

       Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,

FirstName LastNameMark White                                Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameNexalin Technology, Inc.
                                                            Services
June 21, 2024 Page 2
cc:       Martin Siegel
FirstName LastName